UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Dated August 26, 2010
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Annual Meeting of Shareholders
     FreeSeas Inc. (the “Company”) has announced that its annual meeting of shareholders will be held on September 30, 2010 (the “Annual Meeting”). In that regard, attached hereto as Exhibits 99.1 and 99.2 are copies of (i) the Notice of Annual Meeting and Proxy Statement; and (ii) form of proxy.
     The Company’s Annual Report to Shareholders (the “Annual Report”), which contains the Company’s audited financial statements for the year ended December 31, 2009, has been posted on the Company’s website, www.freeseas.gr. Shareholders should go to the link “2010 Annual Meeting Materials” on the Investor Relations page of the Company’s website for a copy of the Annual Report, as well as copies of the Proxy Statement and form of proxy for the Annual Meeting.

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.
SUBMITTED HEREWITH:

Exhibits
99.1	Notice of Annual Meeting and Proxy Statement.

99.2	Form of Proxy.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: August 26, 2010	By:	/s/ Alexandros Mylonas
		Name:	Alexandros Mylonas
		Title:	Chief Financial Officer

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